UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                          UNITED COMPANIES CORPORATION
                          ----------------------------
                                (Name of Issuer)


           NEVADA                    000-28321                 88-0374969
    ----------------------        -------------------         -----------
   (State of Incorporation)      (Commission File No.)       (IRS Employer
                                                           Identification No.)


                              940 N. W. 1ST STREET
                         FORT LAUDERDALE, FLORIDA 33311
                     --------------------------------------
                    (Address of principal executive offices)

                                 (954) 462-5570
                          -----------------------------
                         (Registrant's telephone number)

                                 833 RIDGE ROAD
                         PITTSBURGH, PENNSYLVANIA 15212
                  --------------------------------------------
                 (Former address of principal executive offices)

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

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                     GENERAL

      This Information Statement is being mailed on or about May 11, 2004 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of United Companies Corporation, a Nevada corporation ("United" or the "Company"), as of May 10, 2004. You are receiving this Information Statement in connection with the appointment of a member of the Board of Directors of United, who will become the sole director of United. The resignation of the existing directors, and the appointment of the new director, will be effective 10 days following the mailing of this Information to the United shareholders.


ITEM 1.  CHANGES IN CONTROL OF REGISTRANT

      United entered into a Share Exchange Agreement (the "Share Exchange Agreement"), dated March 23, 2004, by and among United, Trebor Industries, Inc. d/b/a Brownies Third Lung, a Florida corporation ("Trebor") and Robert Carmichael. Pursuant to the Share Exchange Agreement, Mr. Carmichael, the sole shareholder of Trebor, exchanged 377 shares of common stock, par value $1.00 per share, of Trebor, which constituted all of the issued and outstanding shares of capital stock, for 95,000,000 shares of common stock, par value $0.001 per share, of United. Pursuant to the Share Exchange Agreement, Trebor became a wholly-owned subsidiary of United and Mr. Carmichael, the former shareholder of Trebor, became the holder of 86.77% of the common stock of United.

      In addition, pursuant to the Share Exchange Agreement, the officers of United have agreed to resign their respective positions. United's Board of Directors has appointed Mr. Carmichael as a nominee to its Board of Directors. Upon Mr. Carmichael's appointment to United's Board of Directors, Michelle Mathis, the sole member of United's Board of Directors will resign.

      The number of shares issued to Mr. Carmichael, the sole shareholder of Trebor, in connection with the Share Exchange Agreement was based upon a determination by the Board of Directors of United that the transaction was in the best interest of the Company and its shareholders.

      In connection with the Share Exchange Agreement, in exchange for his shares of common stock of Trebor, the former shareholder of Trebor was issued shares of common stock of United as set forth below, and therefore a change of control of the Company has taken place:

                                   SHARES                       %
NAME OF SHAREHOLDER            OF COMMON STOCK      OF ISSUED AND OUTSTANDING(1)
-------------------            ---------------      ----------------------------

Robert M. Carmichael             95,000,000                    86.77%

(1) Based upon 109,483,718 shares of common stock of United, issued and outstanding upon the exchange of all of the Trebor common stock.

ITEM 2.  ACQUISITION OR DISPOSITION OF ASSETS

      The Company acquired all of the issued and outstanding common stock of Trebor in consideration for the issuance of shares of common stock of United.

      As contemplated by the Agreement, effective March 23, 2004, David L. Norris resigned as the Acting President and Acting Chief Executive Officer of the Company, as well as a member of the Board of Directors of the Company. As of March 23, 2004, Michelle Mathis assumed the role of Acting President and Acting Chief Executive Officer of the Company.

      As of March 23, 2004, Robert M. Carmichael assumed the position of Executive Vice-President and Chief Operating Officer of United.

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

      YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of May 10, 2004, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; and (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities.

                                                                AMOUNT AND
                                                            NATURE OF BENEFICIAL
TITLE OF CLASS   NAME AND ADDRESS OF BENEFICIAL OWNER            OWNERSHIP
--------------   ------------------------------------      ---------------------
Common Stock     Robert M. Carmichael                      95,000,000    86.77%
                 940 N. W. 1st Street
                 Fort Lauderdale, Florida  33311

Common Stock     Michelle Mathis                                   --        0%
                 940 N. W. 1st Street
                 Fort Lauderdale, Florida  33311

DIRECTORS AND EXECUTIVE OFFICERS

      LEGAL PROCEEDINGS

      The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

      DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


NAME                         AGE        POSITION(S)

Michelle Mathis              46         Director

Robert M. Carmichael         42         Chief Executive Officer, President and
                                        Acting Principal Accounting Officer

      MICHELLE MATHIS. From March 23, 2004 to April 16, 2004, Ms. Mathis served as Acting President and Acting Chief Executive Officer of the Company. Ms. Mathis has served as a Director of the Company since July 24, 2001. Ms. Mathis is a strategic business attorney with over fifteen years experience in the legal profession. Since February 12, 2004, Ms. Mathis has served as Chief Executive Officer, President and sole Director of Elite Flight Solutions, Inc. From July 15, 2002, Ms. Mathis has served as President/CEO of Motorcars Auto Group Incorporated. Ms. Mathis has served as In-House Counsel and Director of Legal Affairs for several privately-held corporations. In addition, Ms. Mathis has served in an advisory capacity in the governmental federal corporate restructuring of savings and loans.

      ROBERT M. CARMICHAEL. Since April 16, 2004, Mr. Carmichael has served as President, Acting Principal Accounting Officer and Acting Chief Financial Officer of the Company. From March 23, 2004 to April 26, 2004, Mr. Carmichael served as United's Executive Vice-President and Chief Operating Officer. Mr. Carmichael has operated Trebor Industries, Inc. as its President since 1986. He is the holder or co-holder of numerous patents that are used by Trebor Industries, Inc. and several other major players in the diving industry.

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

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

      Section 16 (a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16 (a) forms they file.

      To the Company's knowledge, as of the date of this filing, all required report filings have been filed.


BOARD MEETINGS AND COMMITTEES

      During the fiscal year ended December 31, 2003, the Board of Directors of the Company met on at least 3 occasions. All the members of the Board of Directors attended the meetings.

      The Board of Directors does not currently have an Audit Committee to review the internal accounting procedures of the Company and to consult with and review the services provided by the Company's independent accountants. To date the Company has engaged the services of an independent financial expert to perform these duties.

      The Board of Directors does not currently have a Compensation Committee.

      There are no other committees of the Boards of Directors.

SUMMARY COMPENSATION TABLE

      The following table provides information about the compensation paid by United to its Chief Executive Officer and all other current executive officers who were serving as executive officers at the end of 2003, 2002 and 2001 and who received in excess of $100,000:


                                         ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                         -------------------     ----------------------------------------------------------
                                                                                  RESTRICTED    SECURITIES
                                                                 OTHER ANNUAL        STOCK      UNDERLYING      ALL OTHER
                                         SALARY        BONUS     COMPENSATION      AWARD(S)       OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION(S)  YEAR       ($)          ($)          ($)              ($)          (#S)            ($)
------------------------------  ----     ------        -----     ------------     ----------    -----------   -------------

Frank Jakovac(1)                 2003     $   --          --             --             --            --              --
Former President, Chief          2002     $   --          --             --             --            --              --
Executive
Officer and Director of United   2001   $ 72,917          --             --             --            --              --
and Avid Sportswear &
Golf Corp.

Earl T. Ingarfield(2)            2003        N/A         N/A            N/A            N/A           N/A             N/A
Former Chief Executive Officer,  2002        N/A         N/A            N/A            N/A           N/A             N/A
President and Chairman of the    2001   $216,667          --             --             --            --              --
Board of Directors of Avid
Sportswear & Golf Corp.


Barnum Mow(3)                    2003        N/A         N/A            N/A            N/A           N/A             N/A
Former President of Avid         2002        N/A         N/A            N/A            N/A           N/A             N/A
Sportswear, Inc.                 2001   $152,692          --             --             --            --              --



David Roderick, Executive        2003        N/A         N/A            N/A            N/A           N/A             N/A
Former Vice-President of         2002        N/A         N/A            N/A            N/A           N/A             N/A
Merchandising and Design of      2001    $82,958          --             --             --            --              --
Avid Sportswear, Inc.


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

(1) Mr. Jakovac became President, Chief Executive Officer and a Director of Avid in June 2001.

(2) Mr. Ingarfield became Chief Executive Officer, President and Chairman of the Board of Directors of Avid in June, 1998. On September 24, 2001, Mr. Ingarfield resigned as Chief Executive Officer and Chairman of the Board of Directors of Avid.

(3) Mr. Mow became Chief Executive Officer and President of Avid's wholly-owned subsidiary on September 17, 1999. On May 17, 2001, Mr. Mow resigned as Chief Executive Officer and President of Avid's wholly-owned subsidiary and as a Director of Avid.

EMPLOYMENT AGREEMENTS

      On June 25, 2001, Avid entered into a three-year employment agreement with Frank J. Jakovac, to act as President and Chief Executive Officer. The base salary for services was $127,500 per year, payable in semi-monthly installments through September 25, 2001. After September 25, 2001, base salary was $255,000 per year, payable in semi-monthly installments. An initial bonus of 1,250,000 shares of common stock at $0.01 per share vested immediately, and $25,000 to be paid upon signing new business equaling or greater than $1,000,000 of new revenue. Mr. Jakovac was granted and fully vested in 5% of the Company's total shares of issued stock. Avid was unable to honor its obligations under this employment agreement and as a result, Avid and Mr. Jakovac mutually agreed to terminate the agreement as of December 1, 2001. Mr. Jakovac received no shares of common stock or options pursuant to the employment agreement.


UNITED'S 2004 STOCK INCENTIVE PLAN

      On February 3, 2004,  United adopted a 2004 Stock  Incentive  Plan,  under which the Company's key employees, consultants, independent contractors, officers and directors were eligible to receive grants of stock or stock options. The plan was administered by the Board of Directors. Effective April 30, 2004, the Board of Directors terminated the 2004 Stock Incentive Plan.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On June 18,  2002,  United  entered  into a  Merger  Agreement  with  Avid
Sportswear & Golf Corp. and Merger Co., a wholly-owned subsidiary of United Companies.

      Upon the consummation of the merger, Avid was merged with and into Merger Co., as a result of which Merger Co. was the surviving entity and assumed all of Avid's assets and liabilities.

      On the effective date of the merger, the rights of holders of United and Avid securities were affected as follows:

      (a) Avid common shareholders received one (1) share of United common stock in exchange for fifty (50) shares of Avid common stock owned; as a result, Avid common shareholders' rights as Avid shareholders terminated and were replaced by their ownership of United common stock.

      (b) Avid Series A Convertible Preferred Stock was converted into shares of United common stock on the same basis as if such shares of preferred stock had been converted into shares of Avid common stock prior to the merger. Each share of Avid Series A Convertible Preferred Stock was convertible into 20,000 shares of Avid common stock and was converted into United common stock in the same fifty (50) for one (1) ratio as if such shares of Avid Series A Convertible Preferred Stock had been converted into Avid common stock prior to the merger.

      (c)  Options   outstanding  under  the  Avid  2000  Stock  Incentive  Plan terminated effective as of the effective date of the merger.

      (d) The holders of Avid common stock purchase warrants which represent the right to purchase up to 2,424,714 shares of Avid common stock at exercise prices ranging from $0.01 to $1.50, received in exchange therefore United common stock purchase warrants which represent the right to purchase one (1) share of United Companies common stock in exchange for fifty (50) shares of Avid common stock at an identical exercise price per share.

      (e) All securities of United outstanding prior to the effective time of the merger remained outstanding after the effective time of the merger.

      As a result of the merger, Avid was merged with and into Merger Co. Merger Co. was the surviving corporation of the merger, and all rights, powers, duties and obligations of Avid prior to the merger were assumed by Merger Co. after the merger. Avid's creditors prior to the merger shall become creditors of Merger Co. after the merger. Merger Co. is a corporation, which was formed for the purpose of the merger and has engaged in no substantial business operations.

      Mr. Frank Jakovac, our former Chief Executive Officer and a former Director of Avid, was the Chief Executive Officer, President, sole Director and sole shareholder of United Companies.

      Effective March 23, 2004, United sold all of its ownership interest in its
wholly-owned  subsidiary,   Merger  Co.,  to  Gateway  Connections  Limited,  an
international business company formed under the laws of Belize.

                                    SIGNATURE

      Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED COMPANIES CORPORATION

By:    /s/ Robert Carmichael                                    May 11, 2004
       -----------------------------------------
Name:  Robert Carmichael
Title: President,
       Chief Executive Officer and
       Acting Principal Accounting Officer


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